信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2007/CS-0730

BEST AVAILABLE COPY

RECEIVED
2007 JUN 13 A 7:43
OFFICE OF INTERNATIONAL CORPORATE FINANCE

1 June 2007

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

PROCESSED
JUN 18 2007
THOMSON FINANCIAL

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of a Joint Press Announcement of the Company and Tsim Sha Tsui Properties Limited in respect of the formation of a joint venture for development of land in Hong Kong dated 31 May 2007.

For your information, the above document is also accessible at our website "http://www.sino-land.com".

If you require any other information, please feel free to contact us.

07024411

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

Encl.

6/14

c.c. The Bank of New York (Hong Kong)
Level 24, Three Pacific Place,
1 Queen's Road East,
Hong Kong.

Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Interim Results 2007\21 03 2007\Letter - ADR doc

Tsim Sha Tsui Properties Limited	Sino Land Company Limited
(Incorporated in Hong Kong with limited liability)	*(Incorporated in Hong Kong with limited liability)*
(Stock Code: 247)	(Stock Code: 83)

DISCLOSEABLE TRANSACTION FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

FORMATION OF A JOINT VENTURE FOR DEVELOPMENT OF LAND IN HONG KONG

This announcement is jointly made by TST Properties and its subsidiary, Sino Land.

On 31st May, 2007, King Chance (a direct wholly-owned subsidiary of Sino Land), Nan Fung, Rich Honour (an indirect wholly-owned subsidiary of Chinese Estates) and Golden Arrow (an indirect wholly-owned subsidiary of K. Wah) entered into the Memorandum to establish the Joint Venture, through the formation of Nimble, a company incorporated in the British Virgin Islands. Nimble is owned as to 45% by King Chance, 25% by Nan Fung, 15% by Rich Honour and 15% by Golden Arrow. The purpose of Nimble is to own and develop the Land into residential and commercial properties through its wholly-owned subsidiary, Union King.

The estimated Project Costs, being the total capital commitment of the JV Partners in respect of the Joint Venture which is established to develop the Land, is approximately HK$5,000 million and the portion attributable to Sino Land amounts to HK$2,250 million, representing its 45% interest in the Joint Venture. The Project Costs will be funded by the Loan Facility and shareholders' advances from the JV Partners on a several, pro rata and pari passu basis. In respect of the Loan Facility, Sino Land has, on 31st May, 2007, entered into the Corporate Guarantee to guarantee, on a several, pro rata and pari passu basis, 45% of the obligations of Union King under the Loan Facility.

The total capital commitment of Sino Land in respect of the formation of Joint Venture, which comprises its equity contribution and liability under the Corporate Guarantee and the Shareholder's Loans, constitutes a discloseable transaction of TST Properties under the Listing Rules. Accordingly, TST Properties is required to make an announcement in respect of the formation of the Joint Venture and Sino Land's commitment therein pursuant to Rule 14.33 of the Listing Rules. Sino Land is making this announcement on a voluntary basis jointly with TST Properties as it wishes to inform its shareholders of the information contained in this announcement.

A circular containing details of the Joint Venture will be despatched to the shareholders of TST Properties as soon as practicable in accordance with the Listing Rules

THE MEMORANDUM AND JOINT VENTURE

1. **The Memorandum**

On 31st May, 2007, King Chance, Nan Fung, Rich Honour and Golden Arrow have entered into the Memorandum in respect of the formation of Nimble.

a	Date of the Memorandum:	31st May, 2007
b	Issued share capital of Nimble:	100 shares issued at US$1.00 each 45 shares were allotted and issued for cash to King Chance, 25 shares were allotted and issued for cash to Nan Fung, 15 shares were allotted and issued for cash to Rich Honour and 15 shares were allotted and issued for cash to Golden Arrow, in each case on 31st May, 2007.
c.	Constitution of the board:	a total of eight directors, of which four are appointed by King Chance, two are appointed by Nan Fung, one is appointed by Rich Honour and one is appointed by Golden Arrow.

The Memorandum sets out the material terms in respect of the formation of the Joint Venture and the respective funding obligations of the JV Partners in respect of the Joint Venture by reference to the Project Costs. It is intended that a joint venture agreement incorporating the material terms set out above will be entered into between King Chance, Nan Fung, Rich Honour and Golden Arrow as soon as practicable

2. **Principal Activity**

The Joint Venture is established by the JV Partners for the purpose of developing the Land through Nimble's wholly-owned subsidiary, Union King, and management of the estate to be developed on the Land. Nimble will be recorded in the financial statements of TST Properties and Sino Land as an associated company using the equity method of accounting.

3. **Funding Requirements**

The JV Partners shall severally procure to make available to Nimble the Project Costs on a several, pro rata and pari passu basis by way of (a) the Corporate Guarantee; and (b) [illegible]

Based on the above information provided by Chinese Estates, Nan Fung and K. Wah and to the best of the knowledge, information and belief of the directors of each of TST Properties and Sino Land after having made all reasonable enquiries, each of Chinese Estates, Nan Fung, K. Wah and their respective ultimate beneficial owners is an independent third party not connected with the directors, substantial shareholders and chief executives of TST Properties and Sino Land, their respective subsidiaries and their respective associates (as defined in the Listing Rules).

DEFINITIONS

"Chinese Estates"	Chinese Estates Holdings Limited, a company incorporated in Bermuda, whose shares are listed on the main board of the Stock Exchange
"Chinese Estates Group"	Chinese Estates and its subsidiaries
"Corporate Guarantee"	an agreement dated 31st May, 2007 in favour of the Lender pursuant to which each of the JV Partners agreed to guarantee, on a several, pro rata and pari passu basis the obligations of Union King under the Loan Facility by reference to their respective equity interest in Union King
"Golden Arrow"	Golden Arrow Limited, an indirect wholly-owned subsidiary of K. Wah incorporated in Hong Kong
"Group"	TST Properties, Sino Land and their subsidiaries
"Hong Kong"	the Hong Kong Special Administrative Region of the People's Republic of China
"Joint Venture"	the joint venture of Sino Land, Nan Fung, Chinese Estates and K. Wah through the formation of Nimble and Union King on the terms of the Memorandum for the development of the Land into residential and commercial properties
"JV Partners"	the four joint venture partners of Nimble, being Sino Land, Nan Fung, Chinese Estates and K. Wah
"King Chance"	King Chance Development Limited, a company incorporated in Hong Kong and

the obligations of Union King under the Loan Facility, on a several, pro rata and pari passu basis by reference to their respective equity interest in Union King. The Loan Facility consists of a loan facility of up to HK$3,000 million, which will be used to fund 50% of the land premium and 100% of the estimated construction costs in respect of the Land. Accordingly, the guaranteed liability attributable to Sino Land under the Corporate Guarantee amounts to HK$1,350 million. No fee or commission has been paid or is payable by Union King or Nimble to any of the JV Partners in connection with their entry into the Corporate Guarantee.

As part and parcel of the securities for the granting of the Loan Facility (i) the JV Partners have on 31st May, 2007 entered into a funding agreement with the Lender and Union King pursuant to which (inter alia) the JV Partners undertook (aa) on a several, pro rata and pari passu basis to fund the construction and other costs required to complete the development of the Land, and (bb) jointly and severally to procure that Union King will complete the development of the Land according to the construction time schedule; and (ii) the respective subsidiaries of the JV Partners, have entered into a subordination agreement with the Lender pursuant to which, inter alia, all present and future indebtedness owed by Union King to these lenders is subordinated to the indebtedness of Union King under the Loan Facility. The Loan Facility was granted by the Lender after arm's length negotiation, bearing normal commercial interest rates.

(b) *Advances from the JV Partners*

The JV Partners will be funding the other 50% of the land premium in respect of the Land by shareholders' loans on a pro rata and pari passu basis by reference to their respective equity interest in Nimble. The Shareholder's Loans to be provided by Sino Land for such purposes amount to approximately HK$900 million. Sino Land is funding its contribution by internal resources and bank borrowing.

4. **Profit Sharing**

It is expected that any profit derived from the development of the Land will be ultimately shared by the JV Partners pro-rated on a 45:25:15:15 basis.

As the relevant percentage ratio of TST Properties in respect of Sino Land's total capital commitment for the formation of the Joint Venture, which comprises its equity contribution as well as liability under the Corporate Guarantee and the Shareholder's Loans, exceed 5%, the formation of the Joint Venture constitutes a discloseable transaction of TST Properties. Accordingly, TST Properties is required to make an announcement and issue a circular to its shareholders in respect of the formation of the Joint Venture and Sino Land's commitment therein under Rule 14.33 of the Listing Rules. Sino Land is making this announcement on a voluntary basis jointly with TST Properties as it wishes to inform its shareholders of the information contained in this announcement.

A circular containing details of the Joint Venture will be despatched to the shareholders of TST Properties as soon as practicable in accordance with the Listing Rules.

REASONS FOR THE JOINT VENTURE

One of the main business areas of the Group is property development and investment in Hong Kong. The formation of the Joint Venture is consistent with the core business strategies of the Group, will enhance the Group's land bank for luxurious residential development and is a continuation of the Group's principal activity in Hong Kong with other business partners. The Land will be developed into luxurious residential and commercial complex with full-fledged club-house, amenity facilities and car park spaces.

INFORMATION ON THE GROUP

TST Properties is the holding company of Sino Land. Both TST Properties and Sino Land are investment holding companies and their principal businesses include property development and investment, investment in securities, financing, hotel and building management and services.

GENERAL

The principal businesses of Nan Fung are investment holding, financing and property investment.

The principal activities of Chinese Estates Group are property investment and development, brokerage, securities investment and money lending.

The principal businesses of K. Wah are investment holding, and property investment and development.

Nan Fung is a company beneficially owned by Mr. Chen Din Hwa, who also beneficially owns approximately 7% of the issued share capital of Sino Land as at 30th May, 2007 according to the register kept pursuant to the Securities and Futures Ordinance (Chapter 571 of the laws of Hong Kong). Chinese Estates, Nan Fung and K. Wah have previously entered into joint ventures for land development projects with Sino Land.

	Inland Lot No. 11073, junction of Hoi Wang Road, Yan Cheung Road and Yau Cheung Road, West Kowloon Reclamation Area with a site area of approximately 8,060 square meters, and gross floor area for development on the Land is 60,450 square meters (of which 52,390 square meters are for private residential and 8,060 square meters are for non-industrial purposes (excluding private residential, godown, hotel and petrol filling station))
"Lender"	a syndicate of licensed banks registered under the Banking Ordinance (Chapter 155 of the laws of Hong Kong), the lenders of the Loan Facility
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Loan Facility"	an agreement dated 31st May, 2007 in respect of a loan facility of up to HK$3,000 million which consists of tranche A (a lump sum of HK$2,000 million representing 50% of the land premium, being part of the Project Costs) which will be drawn down on 5th June, 2007 and tranche B (a lump sum of HK$1,000 million representing 100% of the estimated construction costs, being part of the Project Costs)
"Memorandum"	a binding memorandum of agreement entered into between King Chance, Nan Fung, Rich Honour and Golden Arrow in respect of the formation of Nimble and the respective funding obligations of the JV Partners in the Joint Venture
"Nan Fung"	Nan Fung Development Limited, a company incorporated in Hong Kong
"Nimble"	Nimble Limited, a company incorporated in the British Virgin Islands, which is owned as to 45% by Sino Land, 25% by Nan Fung, 15% by Chinese Estates and 15% by K. Wah
"Project Costs"	the land premium of HK$4,000 million and the estimated construction costs of HK$1,000 million in respect of the development of the Land
"Rich Honour"	Rich Honour Limited, an indirect wholly-owned subsidiary of Chinese Estates incorporated in Hong Kong
"Shareholder's Loans"	shareholder's loans in the total amount of approximately HK$900 million to be provided by Sino Land to Union King to fund its portion of the other 50% of the land premium, being part of the Project Costs
"Sino Land"	Sino Land Company Limited, a company incorporated in Hong Kong, a subsidiary of TST Properties and the shares of which are listed on the main board of the Stock Exchange
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"TST Properties"	Tsim Sha Tsui Properties Limited, a company incorporated in Hong Kong whose shares are listed on the main board of the Stock Exchange
"Union King"	Union King (Hong Kong) Limited, a company incorporated in Hong Kong and a direct wholly-owned subsidiary of Nimble
"HK$"	Hong Kong Dollars, the lawful currency of Hong Kong
"US$"	United States Dollars, the lawful currency of the United States of America

By Order of the Board of **Tsim Sha Tsui Properties Limited** **Eric Ip Sai Kwong** *Secretary*	By Order of the Board of **Sino Land Company Limited** **Eric Ip Sai Kwong** *Secretary*

Hong Kong, 31st May, 2007

As at the date of this announcement, the Executive Directors of TST Properties are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Mr. Steven Ong Kay Eng.

As at the date of this announcement, the Executive Directors of Sino Land are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai, Mr. Thomas Tang Wing Yung and Mr. Daryl Ng Win Kong, the Non-executive Director is The Honourable Ronald Joseph Arculli and the Independent Non-executive Directors are Dr. Allan Zeman, Mr. Adrian David Li Man-kiu and Dr. Fu Yuning.

END